FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 2, 2007
2.	Press release dated April 3, 2007
3.	Press release dated April 19, 2007
4.	Press release dated April 26, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.

Date: April 30, 2007	By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

02 April 2007

ARM Announces RealView Development Suite 3.1 For Low-Risk Embedded System Software Development

New version provides developers significant improvements in performance and ease of use for the full line of ARM processors

CAMBRIDGE, UK –  Apr. 2, 2007 –  ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at the Embedded Systems Conference Silicon Valley in San Jose, Calif., the launch of the RealView® Development Suite version 3.1, in a continued commitment to providing best-in-class integrated tools for creating embedded system software for the full line of ARM® processors.

RealView Development Suite 3.1 provides performance improvements and tuning for ARM processor support, most notably by providing better optimization for the full Cortex™ processor family, including the just-announced Cortex-M1 processor, the first ARM product designed specifically for FPGA implementation.

As the first tool suite to support the new Cortex-M1 processor, the RealView Development Suite 3.1 ships with a complete Instruction Set System Model (ISSM) of the Cortex-M1 processor in addition to ISSMs of all previously announced Cortex family processors. This provides software developers out-of-the-box support to create start-up code, firmware and boot operating systems on Cortex family processors ahead of access to actual silicon.

“In the fiercely competitive consumer electronics market, the OEM needs to achieve highly differentiated products with first-time-right complex hardware/software systems integration, while constrained by ever-shrinking market windows,” said Bryn Parry, general manager, Development Systems, ARM. “To achieve this, embedded software developers must be able to quickly create or migrate applications onto hardware platforms that utilize the leading-edge features of ARM intellectual property. The RealView Development Suite 3.1 features significant improvements that enable developers to create higher-performance applications more quickly and easily, with low risk.”

“The RealView Development Suite version 3.1 accelerated the development and testing of our implementation of the ARM Cortex-M1 processor in our Cortex-M1 processor-enabled FPGAs,” said Rich Brossart, vice president, marketing at Actel Corporation. “The combination of the Cortex-M1 processor with the industry-standard RealView compilation tools will offer performance and code density advantages to our customers.”

As with the previous version of the RealView Development Suite, version 3.1 is fully interoperable with the RealView CREATE family of electronic system level (ESL) design tools and models, which speeds time to market for embedded systems developers by enabling concurrent hardware/software development.

Further Code Density Improvements
To further improve code density for the range of ARM processor-based applications, the suite features a new optional microlib C library (a subset of the ISO standard C run time library), which has been minimized in size for microcontroller applications. The microlib C library achieves an amazing 92 percent reduction in run-time library code size.

Ease of Use Improvements
Only the RealView Development Suite 3.1 offers a consistent debug interface for all stages of product development and all ARM architectures, across the entire range of development platforms, such as cycle accurate models, fast virtual prototyping environments, FPGA implementation and test silicon.

For the first time, users developing for applications processors with the high-performance ARM NEON™ SIMD signal processing architecture can separately license an add-on vectorizing compiler that complements the RealView Development Suite 3.1.

The RealView ICE version 3.1 run control unit and its RealView Trace module, used in conjunction with RealView Development Suite 3.1, now offer extended support for the ARM CoreSight™ debug and trace technology. Developers can now configure the CoreSight trace system for multiple trace streams through a single trace port. The CoreSight Serial Wire Debug interface is also supported, which allows silicon designers to reduce the pin count required for debug to just two pins.

Additionally, the open-source Eclipse Integrated Development Environment is now incorporated into the RealView Development Suite. This integration combines Eclipse’s outstanding source code development tools and plug-in framework with the best-in-class ARM compilation and debug technology. Current users of the RealView Development Suite will immediately notice the new Eclipse-based project wizard that automatically and optimally configures the tools for the chosen ARM processor and development board.

Further, intrinsics support in the new suite for ARM DSP instruction set extensions, ETSI functions and TI C55x DSPs means that developers no longer need to write their signal processing operations in assembly language, but rather as C intrinsics. The work of register allocation and scheduling is done automatically by the compiler.

Finally, the RealView Development Suite version 3.1 supports the latest ANSI C99 language standard.

Availability
The RealView Development Suite version 3.1 is currently in use by lead ARM Partners, and will be generally available in Q2 2007 from ARM and its RealView distributor network. For ordering information, please visit http://www.arm.com/products/DevTools/pricing-devtools.html and for information on distributors, please visit http://www.arm.com/products/DevTools/realview_distributors.html.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. Cortex, CoreSight, NEON and Embedded Trace Macrocell are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:

ARM PRESS OFFICE:             +44 208 996 4141

Niall O’Malley Text 100 +44 20 8846 0740 niall.omalley@text100.co.uk	Michelle Spencer ARM +44 1628 427 780 michelle.spencer@arm.com
Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com

Item 2

03 April 2007

ARM and Synplicity Announce Marketing and Collaboration Agreement for Cortex-M1 Processor

Reference methodology expands market with Cortex-M1 processor implementation flow

SUNNYVALE, CA, AND CAMBRIDGE, UK – April 3, 2007 – Synplicity, Inc. [Nasdaq:(SYNP),], a leading supplier of FPGA synthesis software and ARM [(LSE: ARM); (Nasdaq: ARMHY)] have announced a joint marketing and collaboration agreement which includes a reference methodology for the recently launched ARM® Cortex™-M1 processor – the first ARM processor specifically designed for implementation in FPGA (see “ARM Extends Cortex Family with First Processor Optimized for FPGA” Mar. 19 2007).

The two companies have also agreed to work together to further support easy system integration of the Cortex-M1 processor using the Synplicity tool chain.  With the signing of this marketing and collaboration agreement, ARM and Synplicity will work together to ensure that mutual customers can successfully implement the ARM processor across a range of FPGA device families. The ARM-Synplicity joint reference methodology ensures that a broad number of companies can easily and effectively leverage the ARM technology and Synplicity software.

Under this marketing and collaboration agreement Synplicity, a member of the ARM Connected Community, will put processes in place to ensure that customers have a seamless design flow for Cortex- M1 processors. Synplicity’s R&D team will use the Cortex-M1 processor as part of standard product validation procedures. Synplicity’s corporate engineering also has access to the Cortex-M1 processor IP to provide mutual customer support.

ARM worked closely with Synplicity during the development of the Cortex-M1 processor and used Synplicity’s industry-leading Synplify Pro synthesis software extensively during the development process.

“Synplicity’s involvement was a significant benefit during the development of the Cortex-M1 processor,” said Graham Budd, Executive VP and General Manager, Processor Division, ARM. “The ARM design team was keen to ensure the Cortex-M1 processor was optimized for multiple FPGA targets. Synplicity’s vendor independent flow enabled us to achieve this with minimum overhead, ensuring that the processor can be implemented on the widest possible range of FPGA devices.”

“ARM’s entry into the FPGA market is a watershed event by bringing an industry standard processor to FPGA design,” said Joe Gianelli, VP business development, Synplicity. “The intent of our long-term partnership with ARM is to increase the awareness and provide optimal implementation of ARM processors for FPGA design”

The ARM Cortex-M1 processor is the first ARM processor specifically designed for implementation on FPGA and extends the range of the ARM Cortex processor family, enabling OEMs to standardize around a common architecture across the performance spectrum. The processor implements a subset of the popular, high-density Thumb®-2 instruction set which enables both the processor and software footprint to meet the area budget of the smallest FPGA devices, while retaining compatibility with Thumb code for any ARM processor from the ARM7TDMI® processor upwards.

The Cortex-M1 processor is capable of more than 170 MHz, whilst occupying less than 15 percent area of popular low-cost FPGA devices. Despite being the smallest processor in the Cortex family, the Cortex-M1 processor can deliver 0.8 DMIPS/MHz.

Tools and Peripherals Support
The Cortex-M1 processor will be fully supported by the ARM RealView® Development Suite and RealView Microcontroller Development Kit. The RealView Development Suite includes a complete instruction set system model (ISSM) enabling developers to create and test applications for the Cortex-M1 processor out of the box. For improved integration into tool-flows, the Cortex-M1 processor is supported with an XML description adhering to the IP-XACT™ specification from The SPIRIT Consortium.

The ARM-Synplicity reference methodology for the Cortex-M1 processor includes capabilities for physical and logic synthesis design flows. Synplicity’s FPGA synthesis solutions help programmable logic designers rapidly achieve aggressive performance objectives.  Synplicity’s family of FPGA synthesis solutions includes the Synplify software, Synplify Pro logic synthesis software and the Synplify Premier physical synthesis software.  The Synplify Pro software is the industry's most widely used FPGA synthesis solution, utilizing a true timing-driven approach to synthesis.  The software delivers the performance needed to meet a design's timing requirements and then optimizes the circuit for area, saving significantly on chip cost.  The Synplify Premier solution builds upon Synplicity's industry-leading synthesis technology and adds new graph-based physical synthesis and real-time, simulator-like visibility into operating FPGA devices. Graph-based physical synthesis provides rapid timing closure and a 5-20 percent timing improvement.

Availability:
The reference methodology is available now from both companies.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

About Synplicity
Synplicity® Inc. (Nasdaq:SYNP) is a leading supplier of innovative software solutions that enable the rapid and effective design of Programmable Logic Devices (FPGAs, PLDs and CPLDs) that serve a wide range of communications, military/aerospace, consumer, semiconductor, computer, and other electronic systems markets. Synplicity's tools provide outstanding performance, cost and time-to-market benefits by simplifying, improving and automating key design planning, logic synthesis, physical synthesis and verification functions for FPGA, FPGA-based ASIC verification, and DSP designers. Synplicity is the number one supplier of FPGA synthesis solutions and has been rated #1 in customer satisfaction since 2004 in EE Times' Annual FPGA Customer Survey. Synplicity products support industry-standard design languages (VHDL and Verilog) and run on popular platforms. The company operates in over 20 facilities worldwide and is headquartered in Sunnyvale, California. For more information visit http://www.synplicity.com.

ARM, Thumb, ARM7TDMI, and RealView are registered trademarks of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Forward-Looking Statements
This press release contains forward-looking statements including, but not limited to, statements regarding Synplicity’s efforts to support of customers using Cortex- M1 processor cores.  In some cases, you will be able to identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “believes,” “can” or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause the forward looking statements to differ materially, including the potential errors, design flaws or other problems with the Cortex-MI processor; the development of the market for ultra high-performance programmable devices; the rapid changes in technical requirements for FPGAs and competitive risks.  For additional information and considerations regarding the risks faced by Synplicity, see its annual report on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission, as well as other periodic reports filed with the SEC from time to time, including its quarterly reports on Form 10-Q.  Although Synplicity believes that the expectations reflected in the forward-looking statements are reasonable, Synplicity cannot guarantee the future performance or achievements of its products.  In addition, neither Synplicity nor any other person assumes responsibility for the accuracy or completeness of these forward-looking statements.  Synplicity disclaims any obligation to update information contained in any forward-looking statement.

Synplicity, Synplify Pro and Synplify are registered trademarks of Synplicity Inc.  All other brands or products are the trademarks or registered trademarks of their respective owners.

Contact Details:

ARM PRESS OFFICE:             +44 208 996 4141

Niall O’Malley
Text 100
+44 20 8846 0740
niall.omalley@text100.co.uk
Michelle Spencer

ARM
+44 1628 427 780
michelle.spencer@arm.com
Claudia Natalia
ARM
+1 408 548 3172
claudia.natalia@arm.com

Synplicity Contacts:

PR Contact:
Steve Gabriel
Porter Novelli
408/369-4627
Steve.gabriel@porternovelli.com

Reader Contact:
Joe Gianelli
Synplicity, Inc.
408/215-6000
jgianelli@synplicity.com

Item 3

19 April 2007

ARM Appoints Anil Gupta as Managing Director, India Operations

CAMBRIDGE, UK– Apr. 19, 2007– ARM [(LSE:ARM); (Nasdaq:ARMHY)] has announced the appointment of Anil Gupta as managing director, India Operations. In this capacity, Anil will be responsible for the overall growth and operations of the India design center and will take over responsibility from Guru Ganesan, who now moves to a larger role within ARM’s US operations. Anil will also host ARM’s commercial operations in India, which will continue to be managed by Atul Arora, president, Commercial Operations.

Anil has more than 20 years experience in the semiconductor industry in the US, Japan and India. He was most recently the director for Design Automation and Libraries at Infineon India, where he established a team of more than 100 engineers developing ASIC/SoC libraries and design flows and drove the establishment of cross-site work sharing processes with defined centers of competency. He was also instrumental in establishing an internship program and university tie-ups and led the founding of Infineon India’s community involvement and support program, Learn for Life.

Prior to working with Infineon India, Anil worked with Perfectus Technology USA, as founder and GM, developing verification tools and verification IP; with Synopsys USA as director of Operations for Silicon Library Division, and with Digital Equipment Corp in various capacities. At Perfectus he grew the business from the ground up to $5M revenue within two and a half years, leading the team to build “C” based SoC verification IP for Fiber Channel, SerialATA, PCIexpress and other protocols. As director of Operations at Synopsys, he managed development, delivery and support of silicon libraries for all customers and actively supported the growth of the business from revenues of US$6M a year to US$30M a year.

“Guru Ganesan has done a fantastic job in creating and growing the ARM design center in India and he will now use his expertise in ARM’s operations in the US. As Anil takes over, we expect his experience of leading key divisions in different segments in the semiconductor industry will be important for the future growth of ARM’s operations in India, which are playing a significant role in ARM’s operations globally,” said Tudor Brown, chief operating officer, ARM. “With a growing number of our Partners implementing their designs out of India, we need to be close to them. The need to grow the technical talent pool familiar with ARM processors, libraries and other IP is also critical, and Anil’s efforts in establishing industry and university partnerships will be of tremendous value to ARM. Furthermore, ARM takes pride in a culture that encourages its employees to be active in the communities in which they live and work.”

Anil holds a Masters degree in Technology from Virginia, US and a Bachelors degree in Technology from JNTU, Hyderabad.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Media contact details:
Michelle Spencer
ARM
Tel.: +44 1628 427780
Email: michelle.spencer@arm.com

Kiran Balasubramanian / Rony Thomas
Text 100
Tel.: + 91 80 25548808-11
Email: kiranb@text100.co.in / ronyt@text100.co.in

Item 4

26 April 2007

Parrot Licenses ARM926EJ-S Processor

WHAT: Parrot S.A., a leading provider of mobile multimedia solutions, has licensed the ARM926EJ-S™ processor, along with the PrimeCell® DMA Controller (PL080) the PrimeCell Vectored Interrupt Controller  (PL190) and the AMBA® Design Kit. In addition, they have also licensed RealView® prototyping Boards and RealView Development System 3.0, the latest ARM integrated software development suite, for the development of next-generation multimedia products.

WHY: The Jazelle® technology-enabled ARM926EJ-S processor executes an instruction set which includes fixed point DSP instructions to enhance the performance of many signal processing algorithms as well as audio and video encoding applications. Its small size and low power consumption will enable Parrot S.A. to continue to deliver high quality audio and mobile communications devices.

The proven compatibility of the PrimeCell DMA controller and the Vectored Interrupt Controller with the ARM926EJ-S processor reduces design risks, while the AMBA Design Kit facilitates the design and verification of a complete ARM® processor-based system. This will greatly reduce a design’s time-to-market, and will enable Parrot S.A. to maintain timely delivery of its products.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tolls, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information about ARM is available at http://www.arm.com.

ENDS

ARM, PrimeCell, AMBA, RealView and Jazelle are registered trademarks of ARM Limited. ARM926EJ-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

Michelle Spencer
ARM
+44 1628 427780